Exhibit (a)(1)(ii)

OFFER TO PURCHASE

WELLS FARGO MULTI-SECTOR INCOME FUND

OFFER TO PURCHASE FOR CASH UP TO 6,165,826

OUTSTANDING COMMON SHARES OF BENEFICIAL INTEREST

SUMMARY TERM SHEET

THIS SUMMARY HIGHLIGHTS CERTAIN INFORMATION IN THIS OFFER TO PURCHASE. TO UNDERSTAND THE OFFER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE TERMS OF THE OFFER, YOU SHOULD READ CAREFULLY THIS ENTIRE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE HAVE INCLUDED SECTION REFERENCES PARENTHETICALLY TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION IN THE OFFER TO PURCHASE OF THE TOPICS IN THIS SUMMARY.

What and how many securities is Wells Fargo Multi-Sector Income Fund (the “Fund”) offering to purchase?

The Fund is offering to purchase up to 15% or 6,165,826 (the “Offer Amount”) of its outstanding common shares of beneficial interest (“Shares”). If the number of Shares properly tendered and not withdrawn prior to the date and time the offer expires is less than or equal to the Offer Amount, the Fund will, upon the terms and subject to the conditions of the offer, purchase all Shares tendered. If more Shares than the Offer Amount are properly tendered and not withdrawn prior to the date the offer expires, the Fund will purchase the Offer Amount on a pro rata basis. Shareholders cannot be assured that all of their tendered Shares will be repurchased. See Section 1 – “Price; Number of Shares” below.

How much and in what form will the Fund pay me for my Shares?

The Fund will pay cash for Shares purchased pursuant to the offer. The purchase price will equal 98% of the net asset value per share (“NAV”) effective as of the closing of the regular trading session of the NYSE on May 12, 2017, or if the offer is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the offer is extended (in each case, the “Valuation Date”). Of course, the NAV can change every business day. You can obtain current NAV quotations from Georgeson LLC, the information agent for the offer (“Information Agent”), at (888) 660-8331. See Section 1 – “Price; Number of Shares” and Section 4 – “Payment for Shares” below.

When does the offer expire? Can the Fund extend the offer, and if so, when will the Fund announce the extension?

•	The offer expires on May 11, 2017, at 5:00 p.m., Eastern Daylight Time, unless the Fund extends the offer.

•	The Fund may extend the offer period at any time. If it does, the Fund reserves the right to adjust the purchase price to correspond with such extension.

•

If the offer period is extended, the Fund will make a public announcement of the extension no later than 9:30 a.m. Eastern Daylight Time on the next business day following the previously scheduled Expiration Date.

See Section 1 – “Price; Number of Shares” and Section 15 – “Extension of Tender Period; Termination; Amendments” below.

Will I have to pay any fees or commissions on Shares I tender?

There is no cost charged by the Company in connection with this offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies. See Section 1 – “Price; Number of Shares,” Section 4 – “Payment for Shares” and Section 16 – “Fees and Expenses” below.

Does the Fund have the financial resources to pay me for my Shares?

Yes. If the Fund purchased 6,165,826 Shares at 98% of the April 10, 2017 NAV of $14.42 per Share, the Fund’s total cost, not including fees and expenses incurred in connection with the offer, would be approximately $87,123,121.38. To pay for Shares tendered, the Fund intends to use borrowings (in connection with the Fund establishing its target leverage level) but also may sell a portion of its portfolio securities.  See Section 11 – “Source and Amount of Funds” below.

How do I tender my Shares?

If your Shares are registered in the name of a nominee holder, such as a broker, dealer, commercial bank, trust company or other nominee (“Nominee Holder”), you should contact that firm if you wish to tender your Shares.

All other shareholders wishing to participate in the offer must, prior to the date and time the offer expires, complete and execute a Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal. You must send these materials to Computershare (the “Depositary”) at its address set forth on page 14 of this offer. If you hold certificates for Shares, you must send the certificates to the Depositary at its address set forth on page 14 of this offer. The Depositary must receive these materials prior to the date and time the offer expires.

The Fund’s transfer agent holds Shares in uncertificated form for certain shareholders pursuant to the Fund’s dividend reinvestment plan. When a shareholder tenders share certificates, the Depositary will accept any of the shareholder’s uncertificated Shares for tender first, and accept the balance of tendered Shares from the shareholder’s certificated Shares. See Section 2 – “Procedures for Tendering Shares” below.

Until what time can I withdraw tendered Shares?

You may withdraw your tendered Shares at any time prior to the date and time the offer expires. In addition, after the offer expires, you may withdraw your tendered Shares if the Fund has not yet accepted tendered shares for payment by June 9, 2017. See Section 3 – “Withdrawal Rights” below.

How do I withdraw tendered Shares?

If you desire to withdraw tendered Shares, you should either:

•	Give proper written notice to the Depositary; or

•	If your Shares are held of record in the name of a Nominee Holder, contact that firm to withdraw your tendered Shares. See Section 3 – “Withdrawal Rights” below.

Will there be any tax consequences to tendering my Shares?

Yes. A purchase of your Shares pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes.  As described in more detail in Section 14 -  “Certain U.S. Federal Income Tax Consequences,”  the transaction may be treated as a “sale or exchange” or a distribution that is taxable as a “dividend.”  If you are a non-U.S. Shareholder, or if you fail to properly certify your tax status as described in Section 4 – “Payment for Shares,” Section 14 – “Certain U.S. Federal Income Tax Consequences,” and the Letter of Transmittal, payments to you pursuant to the Offer may be subject to U.S. federal income tax withholding.

What is the purpose of the offer?

The Fund’s Board of Trustees approved the tender offer in connection with the agreement of Saba Capital Management, L.P. (“Saba”) to generally refrain from submitting or soliciting proxies for shareholder proposals or nominating any candidate for the election of trustees with respect to the Fund until completion of the Fund’s 2018 annual meeting of shareholders.

The Fund is currently trading at a discount (i.e., there is a spread between the market price and the NAV of the Shares). There can be no assurance that this offer will reduce or eliminate any discount. The market price of the Shares will be determined by, among other things, the relative demand for and supply of Shares in the market, the Fund’s investment performance, the Fund’s dividends and yields, and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives. Historically, tender offers have resulted in only a temporary reduction in a fund’s discount. Nevertheless, the fact that the offer is being conducted may result in more of a reduction in the discount than might otherwise be the case. Consistent with their fiduciary obligations, in addition to the offer, the Board of Trustees will continue to consider alternative means to reduce or eliminate any market value discount from NAV applicable to the Shares. The Fund makes no assurance that it will make another tender offer in the future.

Please bear in mind that neither the Fund nor its Board has made any recommendation as to whether or not you should tender your Shares. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares and, if so, how many Shares to tender. See Section 6 – “Purpose of the Offer” below.

What are the most significant conditions of the offer?

It is the Board of Trustees’ policy that the Fund cannot accept Shares tendered for payment under any one of the following circumstances that, in the view of the Board of Trustees, would make it inadvisable to proceed with the offer, purchase or payment. The following is not a complete list. For a complete list of the conditions of the offer, please see Section 5 – “Certain Conditions of the Offer.”

•

The Fund would be unable to sell portfolio securities in an orderly manner or such sale would have an adverse effect on the NAV of the Fund to the detriment of those shareholders who do not tender their Shares.

•	The offer could impair compliance with U.S. Securities and Exchange Commission or Internal Revenue Service requirements.

•	Trading generally or prices on the NYSE or NASDAQ are suspended or limited.

•	The purchase of Shares in the offer would result in the delisting of the Shares from the NYSE.

•	In the Board of Trustees’ judgment, there is a material legal action or proceeding instituted or threatened, challenging the offer or otherwise potentially materially adversely affecting the Fund.

•	Certain circumstances exist beyond the Fund’s control, including limitations imposed by federal or state authorities on the extension of credit by lenders or where banks have suspended payment.

•	In the Board of Trustees’ judgment, the Fund or its shareholders might be adversely affected if Shares were purchased in the offer.

•	The Board of Trustees determines that the purchase of Shares might be a breach of its fiduciary duty.

See Section 5 – “Certain Conditions of the Offer” below.

If I decide not to tender, how will the offer affect my Shares?

If you do not tender your Shares (or if you own Shares following completion of the offer), you will be subject to any increased risks associated with the reduction in the Funds’ total assets due to the payment for the tendered Shares. These risks may include greater volatility and proportionately higher expenses.  See Section 10 – “Certain Effects of the Offer” and Section 16 – “Fees and Expenses” below.

Whom do I contact if I have questions about the tender offer?

For additional information or assistance, you may call the Information Agent toll-free at (888) 660-8331.

WELLS FARGO MULTI-SECTOR INCOME FUND

OFFER TO PURCHASE FOR CASH UP TO 6,165,826

OF ITS ISSUED AND OUTSTANDING COMMON SHARES OF

BENEFICIAL INTEREST AT 98% OF NET ASSET VALUE PER SHARE

THE OFFER PERIOD AND WITHDRAWAL RIGHTS

WILL EXPIRE AT 5:00 P.M. EASTERN DAYLIGHT TIME

ON MAY 11, 2017, UNLESS THE OFFER IS EXTENDED.

To the holders of Common Shares of WELLS FARGO MULTI-SECTOR INCOME FUND:

Wells Fargo Multi-Sector Income Fund, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 15%, 6,165,826 of its outstanding common shares of beneficial interest (“Offer Amount”), with par value of $0.01 per share (“Shares”), for cash at a price (the “Purchase Price”) equal to 98% of their net asset value per share (“NAV”) effective as of the close of the regular trading session of the NYSE on May 12, 2017, or if the Offer is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the Offer is extended (in each case, the “Valuation Date”).

The offer period and withdrawal rights will expire at 5:00 p.m. Eastern Daylight Time on May 11, 2017 (the “Initial Expiration Date”), unless extended (the Initial Expiration Date or the latest date to which the Offer is extended, the “Expiration Date”), upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). The Shares are currently traded on the NYSE under the ticker symbol “ERC”. The NAV on April 10, 2017 was $14.42 per Share. You can obtain current NAV quotations from Georgeson LLC, the information agent for the Offer (“Information Agent”) at (888) 660-8331. For information on Share price history, see Section 8 – “Price Range of Shares.”

The Offer is not conditioned upon the tender of any minimum number of Shares. If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is less than or equal to the Offer Amount, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Shares tendered. If more Shares than the Offer Amount are properly tendered and not withdrawn prior to the Expiration Date, the Fund will, upon the terms and subject to the conditions of the Offer, purchase the Offer Amount on a pro rata basis. See Section 1 – “Price; Number of Shares.”

If, after carefully evaluating all of the information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer and Letter of Transmittal or, if your Shares are held of record in the name of a Nominee Holder, contact such firm to effect the tender for you. If you do not wish to tender your Shares, you need not take any action.

THIS OFFER IS BEING MADE TO ALL SHAREHOLDERS

OF THE FUND AND IS NOT CONDITIONED UPON ANY

MINIMUM NUMBER OF SHARES BEING TENDERED.

THIS OFFER IS SUBJECT TO CERTAIN CONDITIONS.

SEE SECTION 5 –“CERTAIN CONDITIONS OF THE OFFER.”

IMPORTANT

Neither the Fund nor its Board of Trustees makes any recommendation to any shareholder as to whether to tender any or all of such shareholder’s Shares. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisers, and make their own decisions whether to tender Shares and, if so, how many Shares to tender.

No person has been authorized to make any recommendation on behalf of the Fund as to whether shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied upon as having been authorized by the Fund. To the Fund’s knowledge, affiliates of the Fund do not intend to tender to the Fund in response to the Offer.

Questions and requests for assistance and requests for additional copies of this Offer to Purchase and Letter of Transmittal should be directed to the Information Agent at the telephone number set forth below.

The Information Agent for the Offer is:

GeorgesonLLC

1290 Avnue of the Americas, 9th Floor

New York, NY 10104

All Holders Call Toll Free: (888) 660-8331

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Facsimile Transmission:

(For Eligible Institutions Only)

(617) 360-6810

Confirm by Telephone:

(781) 575-2332

By Mail:	By Registered, Certified or Express Mail or Overnight Courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

April 13, 2017

TABLE OF CONTENTS

SECTION	PAGE

9. INTEREST OF TRUSTEES AND EXECUTIVE OFFICERS; TRANSACTIONS AND

1. PRICE; NUMBER OF SHARES.

The Fund will, upon the terms and subject to the conditions of the Offer, accept for payment (and thereby purchase) up to the Offer Amount of its issued and outstanding Shares or such lesser number as are properly tendered (and not withdrawn in accordance with Section 3 – “Withdrawal Rights”). The Fund reserves the right to extend the Offer to a later Expiration Date. See Section 15 – “Extension of Tender Period; Termination; Amendments.” The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the “Expiration Date.” The purchase price of the Shares will be 98% of their net asset value (“NAV”) effective as of the close of the regular trading session of the NYSE on May 12, 2017, or if the Offer is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the Offer is extended (in each case, the “Valuation Date”). You can obtain current NAV quotations from the Information Agent by calling (888) 660-8331. Shareholders tendering Shares shall be entitled to receive all dividends with an “ex date” on or before the Expiration Date provided that they own shares as of the record date.

The Offer is being made to all common shareholders of the Fund and is not conditioned upon any minimum number of Shares being tendered. If the number of Shares properly tendered and not withdrawn prior to the Expiration Date is less than or equal to the Offer Amount, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Shares so tendered. If more Shares than the Offer Amount are properly tendered and not withdrawn prior to the Expiration Date, the Fund will purchase the Offer Amount on a pro rata basis. Shares acquired by the Fund pursuant to the Offer will thereafter constitute authorized but unissued shares.

There is no cost charged by the Company in connection with this Offer. Your broker, dealer, commercial bank, trust company or other nominee may charge you fees according to its individual policies.

On April 3, 2017, there were 41,105,510 Shares issued and outstanding and there were approximately 30 holders of record of Shares. To the Fund’s knowledge, affiliates of the Fund do not intend to tender to the Fund in response to the Offer.

The Fund reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving notice of such extension to the Depositary and making a public announcement thereof.

See Section 15 – “Extension of Tender Period; Termination; Amendments.” The Fund makes no assurance that it will extend the Offer. If the Fund decides, in its sole discretion, to decrease the number of Shares being sought and, at the time that notice of such decrease is first published, sent or given to holders of Shares in the manner specified below, the Expiration Date is less than ten business days away, the Expiration Date will be extended at least ten business days from the date of the notice. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw his or her Shares.

2. PROCEDURES FOR TENDERING SHARES

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Shareholders wishing to tender Shares pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mailing or otherwise delivering a Letter of Transmittal, enclosed with this Offer, to the Depositary at Computershare Trust Company, N.A, c/o Voluntary Corporate Actions, P.O. Box 43011, Providence, RI 02940-3011 or Computershare Trust Company, N.A, c/o Voluntary Corporate Actions, 250 Royall Street, Canton, MA 02021. The completed and executed Letter of Transmittal must be received by the Depositary by mail no later than 5:00 p.m. Eastern Daylight Time on the Expiration Date. The Letter of Transmittal is enclosed herewith.

The Fund recommends that all documents be submitted to the Depositary via certificated mail, return receipt requested or overnight mail. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Depositary at the number and addresses above. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares including but not limited to the failure of the Depositary to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding, subject to a challenge of such determination in a court of competent jurisdiction. The Fund reserves the absolute right to reject any and all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the right to waive any of the terms of the Offer or any defect of any tender with respect to any particular Share or any particular Shareholder, and the Fund’s interpretation of the terms of the Offer will be final and binding, subject to a challenge of such determination in a court of competent jurisdiction. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Fund’s adviser, the Depositary or the Board shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

3. WITHDRAWAL RIGHTS.

Any shareholder tendering Shares pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date. Shareholders will also have the right to withdraw a tender of Shares at any time after June 9, 2017, to the extent the tendered Shares have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received at the address set forth on page 35. Please call the Information Agent to obtain a Notice of Withdrawal.

All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding, subject to a challenge of such determination in a court of competent jurisdiction. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be tendered again prior to the Expiration Date by following the procedures described in Section 2 – “Procedures for Tendering Shares.”

4. PAYMENT FOR SHARES.

For purposes of the Offer, the Fund will be deemed to have accepted for payment (and thereby purchased) Shares that are tendered and not withdrawn when, as and if, it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, the Fund will, promptly after the Expiration Date, accept for payment (and thereby purchase) Shares properly tendered prior to 5:00 p.m. Eastern Daylight Time on the Expiration Date.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 98% of the NAV of the Shares (based on the NAV per Share as of the Valuation Date), will be derived from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and (c) possibly borrowings. None of the Fund, the Fund’s adviser, the Sub-Advisers (as later defined herein) or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders or from the proceeds of the sale of securities held by the Fund.

The Fund will make cash payments, less any applicable withholding taxes, to shareholders who have tendered their shares promptly following its acceptance of such tendered shares in accordance with applicable law.

The Fund will pay all transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if unpurchased Shares were registered in the name of, any person other than the tendering holder, or if any tendered certificates are registered or the Shares tendered are held in the name of any person other than the person signing the Letter of Transmittal, the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of such transfer will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. In addition, if certain events occur, the Fund may not be obligated to purchase Shares pursuant to the Offer. See Section 5 – “Certain Conditions of the Offer.”

Any tendering shareholder or other payee who fails to complete fully and sign the IRS Form W-9 or IRS Form W-8BEN included with the Letter of Transmittal (or other applicable IRS Form W-8), may be subject to U.S. federal income tax withholding of 28% of the gross proceeds paid to such shareholder or other payee pursuant to the Offer. Any tendering Non-U.S. shareholders who fails to complete fully and sign an applicable IRS Form W-8 establishing its eligibility for a reduced rate of withholding may be subject to U.S. federal income tax withholding of 30% of the gross proceeds paid to such Non-U.S. Shareholder. See Section 14 – “Certain Federal Income Tax Consequences.”

5. CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying shareholders of such extension. The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Shares tendered by any shareholder will be the net asset value thereof effective as of the Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.

Notwithstanding any other provision of the Offer, it is the announced policy of the Board of Trustees of the Fund, which may be changed by the Board of Trustees, that the Fund cannot accept tenders or effect repurchases if: (1) such transactions, if consummated, would (a) result in delisting of the Fund’s Shares from the NYSE (the NYSE Listed Company Manual provides that the NYSE would promptly initiate suspension and delisting procedures with respect to closed-end funds if the average global market capitalization of the entity over thirty consecutive trading days is below $50,000,000); (b) impair the Fund’s status as a regulated investment company under the Code (which would cause the Fund to become subject to U.S. federal income taxes on all of its income and gains, regardless of any distributions to shareholders of the Fund.); or (c) result in a failure to comply with the applicable asset coverage requirements applicable to senior securities of the Fund that are issued and outstanding; (2) the amount of Shares tendered would require liquidation of such a substantial portion of the Fund’s portfolio securities that the Fund would not be able to liquidate portfolio securities in an orderly manner in light of the existing market conditions and such liquidation would have an adverse effect on the NAV of the Fund to the detriment of non-tendering shareholders; (3) there is any (a) in the Board of Trustees’ judgment, material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Fund; (b) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System; (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; (d) limitation affecting the Fund or the issuers of its portfolio securities imposed by federal or state authorities on the extension of credit by lending institutions; (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or (f) in the Board of Trustees’ judgment, other event or condition which would have a material adverse effect on the Fund or its shareholders if tendered Shares were purchased; or (4) the Board of Trustees determines that effecting any such transaction would constitute a breach of their fiduciary duty owed to the Fund or its shareholders. The Board of Trustees may modify these conditions in light of experience.

The Fund reserves the right, at any time during the pendency of the Offer, to terminate, extend or amend the Offer in any respect. If the Fund determines to terminate or amend the Offer or to postpone the acceptance for payment of or payment for Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided in Section 15 – “Extension of Tender Period; Termination; Amendments.” In the event any of the foregoing conditions are modified or waived in whole or in part at any time, the Fund will promptly make a public announcement of such modification or waiver and may, depending on the materiality of the modification or waiver, extend the Offer period as provided in Section 15 – “Extension of Tender Period; Termination; Amendments.”

6. PURPOSE OF THE OFFER.

The Fund’s Board of Trustees approved the tender offer both in recognition of the discount at which the Fund Shares previously traded and in connection with the agreement of Saba Capital Management, L.P. (“Saba”) to generally refrain from submitting or soliciting proxies for shareholder proposals or nominating any candidate for the election of trustees with respect to the Fund until completion of the Fund’s 2018 annual meeting of shareholders.

The Fund is currently trading at a discount (i.e., there is a spread between the market price and the NAV of the Shares). There can be no assurance that this Offer will reduce or eliminate any discount. The market price of the Shares will be determined by, among other things, the relative demand for and supply of Shares in the market, the Fund’s investment performance, the Fund’s dividends and yields, and investor perception of the Fund’s overall attractiveness as an investment as compared with other investment alternatives. Historically, tender offers have resulted in only a temporary reduction in the discount. Nevertheless, the fact that the Offer is being conducted may result in more of a reduction in the discount than might otherwise be the case. Consistent with their fiduciary obligations, in addition to the Offer, the Board of Trustees will continue to consider alternative means to reduce or eliminate any market value discount from NAV applicable to the Shares. The Fund makes no assurance that it will make another tender offer in the future.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER’S SHARES AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. SHAREHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISERS, AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

7. PLANS OR PROPOSALS OF THE FUND.

The Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

8. PRICE RANGE OF SHARES.

The Shares began trading on the NYSE on June 25, 2003.The high, low and closing (as of the close of the regular trading session of the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each quarter during the last two fiscal years are as follows:

9. INTEREST OF TRUSTEES AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

The members of the Board of Trustees of the Fund are: William R. Ebsworth, Jane A. Freeman, Peter G. Gordon, Isaiah Harris, Jr., Judith M. Johnson, David F. Larcker, Olivia S. Mitchell, Timothy J. Penny and Michael S. Scofield.

The officers of the Fund are Andrew Owen, President, C. David Messman, Secretary and Chief Legal Officer, Jeremy DePalma, Treasurer, Michael Whitaker, Chief Compliance Officer and David Berardi, Assistant Treasurer. Correspondence to the Trustees and officers of the Fund should be mailed to c/o Wells Fargo Multi-Sector Income Fund, 525 Market Street, 12th Floor, San Francisco, CA 94105, Attn: Secretary.

Based upon the Fund’s records and upon information provided to the Fund by its Trustees, officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), as of April 3, 2017, the Trustees and officers of the Fund, as a group beneficially owned 1,980 Shares of the Fund and less than 1% of the outstanding Shares of the Fund. The Fund has been informed that no Trustee or executive officer of the Fund intends to tender any Shares pursuant to the Offer.

Based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), neither the Fund nor, to the best of the Fund’s knowledge, any of the Trustees or officers of the Fund, nor any associates (as such term is used in Rule 12b-2 under the Exchange Act) of any of the foregoing, has effected any transactions in Shares during the sixty business day period prior to the date hereof.

Except as set forth in this Offer to Purchase, neither the Fund nor, to the best of the Fund’s knowledge, any of its affiliates, Trustees or officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any Shares (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Wells Fargo Funds Management, LLC (“Funds Management”) serves as the investment adviser of the Fund pursuant to an investment advisory agreement. Under the investment advisory agreement, Funds Management provides investment advisory services to the Fund for an annual fee equal to 0.55% of the Fund’s average daily total assets.

Funds Management has retained Wells Capital Management Incorporated (“WellsCap”) and First International Advisors, LLC (“FIA”, and together with WellsCap, the “Sub-Advisers”), each of which is an affiliate of Funds Management, to serve as the Fund’s sub-advisers. Funds Management pays the Sub-Advisers a portfolio management fee out of the investment management fee it receives from the Fund.

10. CERTAIN EFFECTS OF THE OFFER.

The purchase of Shares pursuant to the Offer may have the effect of increasing the proportionate interest in the Company of shareholders who do not tender Shares. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding Shares and the reduction in the Company’s assets resulting from payment for the tendered Shares. See Section 11 – “Source and Amount of Funds” below. All Shares purchased by the Company pursuant to the Offer will be retired and thereafter will be authorized and unissued Shares.

11. SOURCE AND AMOUNT OF FUNDS.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer, which will not exceed 98% of the Shares’ NAV (based on the NAV per Share as of the Valuation Date), will be first obtained from any cash on hand and then from the proceeds of sales of securities in the Fund's investment portfolio or from the Fund's credit arrangements.

The Board of Trustees believes that the Fund has sufficient liquidity to purchase the Shares that may be tendered pursuant to the Offer. However, if, in the judgment of the Board of Trustees, there is not sufficient liquidity of the assets of the Fund to pay for tendered Shares, the Fund may terminate the Offer. See Section 5 –“Certain Conditions of the Offer.” The Fund will not undertake any other alternative arrangements to finance the purchase of tendered Shares.

12. CERTAIN INFORMATION ABOUT THE FUND.

The Fund was organized as a Delaware statutory trust on April 10, 2003 and is a diversified, closed-end management investment company registered under the 1940 Act. The Shares were first issued to the public on June 25, 2003. As a closed-end investment company, the Fund differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its Shares at the election of a shareholder and does not continuously offer its Shares for sale to the public.

The Fund’s investment objective is to seek a high level of current income consistent with limiting its overall exposure to domestic interest rate risk.

The Fund allocates its assets among three separate investment strategies. Under normal market conditions, the Fund allocates 30% to 70% of its total assets to a high-yield bond sleeve that invests primarily in a diversified portfolio of non-investment-grade corporate debt securities, including floating-rate high-yield bank loan securities; 10% to 40% of its total assets to an international bond sleeve that invests in foreign debt securities, including both emerging market debt securities and developed market debt securities; and 10% to 30% of its total assets to a mortgage/corporate sleeve that invests in adjustable-rate and fixed-rate mortgage-backed securities and investment-grade corporate bonds.

The principal executive offices of the Fund are located at 525 Market Street, 12th Floor, San Francisco, CA 94105.

13. ADDITIONAL INFORMATION.

The Fund is subject to the information and reporting requirements of the 1940 Act and in accordance therewith is obligated to file reports and other information with the U.S. Securities and Exchange Commission (the “Commission”) relating to its business, financial condition and other matters. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the Commission. Such reports and other information are available for inspection at the public reference room at the Commission’s office, 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the Commission’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information are also available on the Commission’s website (sec.gov).

14. CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES.

Federal Income Tax Consequences to Tendering Shareholders—U.S. Shareholders.

The following summary describes the material U.S. federal income tax consequences of the Offer to certain shareholders.  This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date of the Offer to Purchase and all of which are subject to change, possibly with retroactive effect.  This summary addresses only Shares that are held as capital assets within the meaning of Section 1221 of the Code and does not address all of the tax consequences that may be relevant to shareholders in light of their particular circumstances or to certain types of shareholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, partnerships or S-corporations (and persons who own their interest in shares through a partnership or S-corporation), expatriates of the United States, persons who are subject to alternative minimum tax, persons that have a “functional currency” other than the United States dollar, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for U.S. federal income tax purposes or persons who received their shares as compensation.  This summary also does not address the state, local or foreign tax consequences of participating in the offer.

For purposes of this discussion, a “United States Holder” means a holder of shares that for U.S. federal income tax purposes is:

  a citizen or resident of the United States;
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State or the District of Columbia;
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
  a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions, or which has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

                If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of such person and the activities of the limited liability company or partnership.  A shareholder that is a partnership should consult its own tax advisors regarding the treatment of its partners.

Federal Income Tax Consequences to Tendering Shareholders—United States Holders.

In General. A shareholder’s tender of all or a part of its Shares for cash pursuant to the Offer will be a taxable transaction for federal income tax purposes.  Treatment of the transaction as an “exchange” or a “dividend” for U.S. federal income tax purposes will depend on how the transaction is characterized under the stock redemption rules of Section 302(b) of the Code.

Characterization of the Purchase. If the transaction satisfies any of three tests in Section 302(b) of the Code, as more fully described below, cash received by a shareholder pursuant to the Offer will be treated as a distribution from the Fund in exchange for the Shares sold (i.e., “exchange” treatment).

Each shareholder should be aware that, under certain circumstances, sales, purchases, or transfers of Shares in the market or to or from other parties contemporaneous with sales pursuant to the Offer may be taken into account in determining whether the tests described below are satisfied.   Additionally, in determining whether the tests in Section 302(b) of the Code are satisfied, a shareholder must take into account not only Shares actually owned by such shareholder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318 of the Code, a shareholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the shareholder or a related individual or entity has an interest. The rules of constructive ownership are complex and must be applied to a particular shareholder’s situation.

A brief description of the three major applicable provisions of Section 302(b) of the Code is as follows:

1. Complete Termination Test. The receipt of cash by a shareholder will result in a “complete redemption” of all the Shares owned by the shareholder within the meaning of Section 302(b)(3) of the Code if either (i) all the Shares actually and constructively owned by the shareholder are sold pursuant to the Offer or (ii) all the Shares actually owned by the shareholder are sold pursuant to the Offer, the only Shares the shareholder constructively owns are actually owned by such shareholder’s family members, and the shareholder is eligible to waive and effectively waives, under procedures described in Section 302(c) of the Code, such constructive ownership.

2. Substantially Disproportionate Test. The receipt of cash by a shareholder will be “substantially disproportionate” with respect to such shareholder within the meaning of Section 302(b)(2) of the Code if the percentage of the total outstanding voting stock actually and constructively owned by the shareholder immediately following the sale of Shares pursuant to the Offer is less than 80 percent of the percentage of the total outstanding voting stock actually and constructively owned by such shareholder immediately before such sale (treating as outstanding all Shares purchased pursuant to the Offer), and immediately following the exchange, such shareholder actually and constructively owns less than 50% of the total combined voting power of the Fund.

3. Not Essentially Equivalent to a Dividend Test. Even if a sale by a shareholder fails to meet the “complete redemption” or “substantially disproportionate” tests, a shareholder may nevertheless meet the “not essentially equivalent to a dividend” test. Whether a specific redemption is “not essentially equivalent to a dividend” depends on the individual shareholder’s facts and circumstances. In any event, the redemption must result in a “meaningful reduction” of the shareholder’s proportionate interest in the Fund. The IRS determined in Revenue Ruling 76-385 that, in the case of a minority shareholder in a publicly held corporation whose relative stock investment in the corporation was minimal and who exercised no control over corporate affairs, a small reduction in the percentage ownership interest of such shareholder in such corporation (from .0001118 percent to .0001081 percent – 3.3 percent reduction under the facts of this ruling) was sufficient to constitute a “meaningful reduction.” A shareholder seeking to rely on this test should consult its own tax advisers as to the application of this particular standard to its own situation.

Exchange Treatment.  If any of the three above tests under Section 302(b) of the Code is satisfied, a sale pursuant to the Offer will be treated as an exchange.  In such case, a shareholder will recognize gain or loss equal to the difference between (a) the cash received by the shareholder pursuant to the Offer and (b) the shareholder’s adjusted tax basis in the Shares surrendered. Such recognized gain or loss will generally be capital gain or loss. If the Shares were held longer than one year, such capital gain or loss will be long-term. The current maximum statutory rate on long-term capital gains for individuals, estates and trusts and is 20%. If the Shares were held for one year or less,

such capital gain or loss will be short-term, taxable as ordinary income.   Capital gains of corporations generally are taxed at the United States income tax rates applicable to corporate ordinary income.  The maximum rate on ordinary income for individuals is 39.6%. Specific limitations may apply to the deductibility of capital losses by shareholders.  Under certain “wash sales” rules, recognition of a loss on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent a shareholder acquires Shares within 30 days before or after the date Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

Dividend of Distribution Treatment. If none of the three above tests under Section 302(b) of the Code is satisfied, a sale pursuant to the offer will be treated as a distribution, and the shareholder’s tax basis in the Shares exchanged generally will be added to any shares retained by a shareholder.  In the event that a shareholder actually owns no Shares in the Fund after the transaction, but the transaction is nevertheless treated as a dividend distribution because such shareholder constructively owns Shares in the Fund (see below), such shareholder’s tax basis should be added to Shares in the Fund owned by related persons that were considered constructively owned by such shareholder. The distribution will be treated as a dividend to the extent the Fund has current or accumulated earnings and profits (determined under U.S. federal income tax principles), and any such dividend will be taxable as ordinary income except to the extent any such dividends are designated by the Fund as qualified dividend income taxable at the same rate as net capital gains.  In general, for individuals the amount of dividends that may be designated by the Fund as qualified dividend income cannot exceed the amount of qualified dividend income earned by the Fund on its investments for the taxable year. For corporate shareholders, the amount of dividends that may be designated by the Fund as qualifying for the 70% corporate dividends-received deduction cannot exceed the amount of the dividends received by the Fund on its investments in domestic corporations for the taxable year.  Amounts distributed to a shareholder in excess of the Fund’s current and accumulated earnings and profits will be treated (a) as a return of capital to such shareholder to the extent of its basis in its Shares, and then (b) as capital gain (which will be long-term or short-term depending on such shareholder’s applicable holding period for the Shares tendered).

Oversubscription.  The Fund cannot predict whether or the extent to which the offer will be oversubscribed.  If the Offer is oversubscribed, proration of tenders pursuant to the offer will cause the Fund to accept fewer Shares than are tendered. Therefore, no assurance can be given that the Fund will purchase a sufficient number of a shareholder’s shares pursuant to the Offer to ensure that the shareholder receives sale treatment, rather than dividend treatment, for U.S. federal income tax purposes.

Medicare Tax. A 3.8% Medicare tax is imposed on net investment income earned by certain individuals, estates and trusts. “Net investment income,” for these purposes, means investment income, including ordinary dividends and net gains from taxable dispositions of Fund shares, reduced by the deductions properly allocable to such income. In the case of an individual, the tax will be imposed on the lesser of (1) the shareholder’s net investment income or (2) the amount by which the shareholder’s modified adjusted gross income exceeds $250,000 (if the shareholder is married and filing jointly or a surviving spouse), $125,000 (if the shareholder is married and filing separately) or $200,000 (in any other case). This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.

Backup Withholding.The Depositary may be required to withhold 28% of the gross proceeds paid to a shareholder or other payee pursuant to the Offer unless either: (a) the shareholder has completed and submitted to the Depositary the Form W-9 included with the Letter of Transmittal, providing the shareholder’s taxpayer identification number and certifying under penalties of perjury: (i) that such number is correct, (ii) that (A) the shareholder is exempt from backup withholding, (B) the shareholder has not been notified by the IRS that the shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (C) the IRS has notified the shareholder that the shareholder is no longer subject to backup withholding, (iii) the shareholder is a U.S. citizen or other U.S. person (as defined in IRS Form W-9), and (iv) the FATCA code(s) entered on the form (if any) indicating that the shareholder is exempt from FATCA reporting is correct; or (b) an exception applies under applicable law and Treasury regulations.

Federal Income Tax Consequences to Tendering Shareholders—Non-U.S. Shareholders.

U.S. Withholding at the Source. Because the Fund cannot determine whether a payment made pursuant to the Offer should be characterized as an “exchange” or a “dividend” for tax purposes, any payment to a tendering shareholder who is a Non-U.S. Shareholder that does not hold its Shares in connection with a trade or business conducted in the United States generally will be treated as a dividend for U.S. federal income tax purposes and subject to U.S. withholding tax at the rate of 30%. This 30% U.S. withholding tax will apply even if the Non-U.S. Shareholder has provided the required certification to avoid backup withholding unless a reduced rate is available to the Non-U.S. Shareholder under an applicable tax treaty and the Non-U.S. Shareholder appropriately certifies its eligibility for the reduced rate to the Depositary on an applicable Form W-8 or an exemption applies). Applicable IRS Forms W-8 and Instructions may be obtained from the Information Agent or at www.irs.gov.

A tendering Non-U.S. Shareholder who realizes a capital gain on a sale of Shares pursuant to the Offer will generally not be subject to U.S. federal income tax on such gain, unless the gain is effectively connected with the Non-U.S. Shareholder’s conduct of a U.S. trade or business (and allocable to a permanent establishment, if the Non-U.S. Shareholder is eligible for a tax treaty establishing such requirement) or the Non-U.S. Shareholder is a non-resident alien individual who is physically present in the United States for 183 days or more during the tax year and certain other conditions are satisfied. A tendering Non-U.S. Shareholder who realizes a capital gain may be eligible to claim a refund of the withheld tax by filing a U.S. tax return and demonstrating that it satisfies one of the provisions of Section 302(b) described above or is otherwise able to establish that no withholding or a reduced amount of withholding is due. Special rules may also apply in the case of Non-U.S. Shareholders that are subject to special rules such as “controlled foreign corporations.” Non-U.S. Shareholders are advised to consult their own tax advisers.

FATCA.

The Foreign Account Tax Compliance Act, or FATCA, generally imposes withholding tax at a rate of 30% on dividends on stock paid to certain “foreign financial institutions,” unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies, that there are none or otherwise establishes and certifies to an exemption. Since the Fund cannot determine whether a payment made pursuant to the Offer should be characterized as an “exchange” or a “dividend” for tax purposes, any payment to a tendering shareholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) generally will be treated as a dividend for U.S. federal income tax purposes, and therefore may be subject to a 30% FATCA withholding tax if the appropriate certifications are not provided. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this paragraph.

Non-U.S. Shareholders are urged to consult their own tax advisers regarding the application of U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

Federal Income Tax Consequences to Non-Tendering Shareholders. If a sale of Shares pursuant to the Offer is treated as a “dividend” to a tendering shareholder, a constructive dividend under Section 305 of the Code may result to non-tendering shareholders whose proportionate interest in the earnings and assets of the Fund has been increased as a result of such tender. Under Section 305 of the Code, a distribution by a corporation of its stock or rights to acquire its stock is treated as a dividend if the distribution (or a series of distributions of which such distribution is one) has the result of (1) the receipt of money or other property by some shareholders, and (2) an increase in the proportionate interests of other shareholders in the assets or earnings and profits of the corporation. An exception to this rule is provided for a distribution of property incident to an isolated redemption of stock (for example, pursuant to a tender offer).

The Fund does not believe the Offer should cause non-tendering shareholders to realize constructive distributions on their Shares under Section 305 of the Code, but rather, the Offer should be treated as an “isolated transaction” within the meaning of Treasury regulations. This is because, among other things, the Fund is not required by its charter, bylaws, federal or state law, or otherwise to redeem any of its Shares, the Board has a fiduciary duty to the Fund and its shareholders to consider the appropriateness of any share repurchase, and the Fund has no absolute commitment to make any further tender offers subsequent to the present Offer.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying the Information Agent and making a public announcement thereof. In the event that the Fund so elects to extend the tender period, the NAV for the Shares tendered will be computed as of such later date as the board of Trustees will determine. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Expiration Date, to (a) terminate the Offer and not to purchase or pay for any Shares or, subject to applicable law, postpone payment for Shares upon the occurrence of any of the conditions specified in Section 5 – “Certain Conditions of the Offer”; and (b) amend the Offer in any respect by making a public announcement thereof. Such public announcement will be issued no later than 9:30 a.m. Eastern Daylight Time not later than the next business day after the previously scheduled Expiration Date and will disclose the approximate number of Shares tendered as of that date. Without limiting the manner in which the Fund may choose to make a public announcement of extension, termination or amendment, except as provided by applicable law (including Rule 13e-4(d)(2), Rule 13e-4(e)(3), and Rule 14e-1(d) under the Exchange Act), the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement.

If the Fund materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (i) the Fund increases or decreases the price to be paid for Shares, or the Fund increases or decreases the number of Shares being sought and (ii) the Expiration Date is less than ten business days away, then the Expiration Date will be extended at least ten business days from the date of the notice.

16. FEES AND EXPENSES.

The Fund will not pay to any broker or dealer, commercial bank, trust company or other person any solicitation fee for any Shares purchased pursuant to the Offer. The Fund will reimburse these firms for customary handling and mailing expenses incurred in forwarding the Offer. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Fund or the Depositary for purposes of the Offer.

The Fund has retained Georgeson LLC to act as information agent (“Information Agent”) and Computershare to act as depositary (“Depositary”). The Fund will pay the Information Agent and Depositary reasonable and customary compensation for their services and will also reimburse them for certain out-of-pocket expenses and indemnify them against certain liabilities. Shares will be purchased at 98% of the Fund’s NAV to offset the fees charged by the Information Agent and Depositary, among other costs.

17. MISCELLANEOUS.

The Offer is not being made to, nor will the Fund accept tenders from, owners of Shares in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of that jurisdiction. The Fund is not aware of any jurisdiction in which the making of the Offer or the tender of Shares would not be in compliance with the laws of that jurisdiction. However, the Fund reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer, the Fund believes that the exclusions of holders residing in that jurisdiction is permitted under Rule 13e-4(f)(9) under the Exchange Act.

Wells Fargo Multi-Sector Income Fund

April 13, 2017